------                                 U.S. Securities and Exchange Commission
FORM 4                                         Washington, D.C. 20549
------
[ ]  Check box if no longer         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     subject to Section 16.
     Form 4 or Form 5 obligation        Filed pursuant to Section 16(a) of the
     may continue.                      Securities Exchange Act of 1934, Section
     See Instruction 1(b).              17(a) of the Public Utility Holding
     ---                                Company Act of 1935 or Section 30(f)
                                        of the Investment Company Act of 1940

-----------------------------------------  -------------------------------------------- --------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person to Issuer

Bailye      John         E.                   Dendrite International, Inc. ("DRTE")       (Check all applicable)
-----------------------------------------     Nasdaq National Market
(Last)     (First)    (Middle)                                                           X   Director                X  10% Owner
                                                                                        -----                      -----
                                                                                         X   Officer (give title        Other
                                                                                        -----             below)   ----- (specify
                                           --------------------------------------------                                   below)
                                           3.IRS Identification   4.Statement for             Chief Executive Officer
                                             Number of Reporting    Month/Year            ------------------------------------------
                                             Person, if an Entity   August 2000
        P.O. Box 749                         (Voluntary)
-----------------------------------------                         ------------------------------------------------------------------
            (Street)                                              5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                                     of Original (Month/    (Check applicable line)
                                                                                  Year)
Far Hills    NJ         07931-0749                                                          X  Form filed by one Reporting Person
-----------------------------------------                                                 ----
(City)      (State)      (Zip)
                                                                                               Form filed by more than one Reporting
                                                                                               Person
                                                                                          ----
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security 2.Trans- 3.Transaction    4.Securities Acquired (A) or      5.Amount of Securi- 6.Ownership  7.Nature of
  (Instruction 3)     action   Code             Disposed of (D) (Instructions     ties Beneficially   Form:        Indirect
                      Date     (Instruction 8)  3, 4, and 5)                      Owned at End of     Direct       Beneficial Owner-
                      (Month/                                                     Month               (D) or       ship
                      Day/                                                        (Instructions       Indirect (I) (Instruction 4)
                      Year)                                                       3 and 4)            (Instruc-
                              -------------------------------------------------                       tion 4)
                              Code      V       Amount    (A) or     Price
                                                          (D)
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Common Stock            -      -        -         -        -           -                9,805            I(1)        By 401(k) plan
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Common Stock           8/1/00  S                9,525      D        $28.8588        3,135,706(2)         D
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Common Stock           8/1/00  S                3,175      D        $28.8588          802,155(2)         I(3)        See Footnote 3
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Common Stock           8/4/00  S               15,000      D        $30.0613        3,135,706(2)         D
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Common Stock           8/4/00  S                5,000      D        $30.0613          802,155(2)         I(3)        See Footnote 3
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Common Stock           8/9/00  S                3,750      D        $28.75          3,135,706(2)         D
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Common Stock           8/9/00  S                1,250      D        $28.75            802,155(2)         I(3)        See Footnote 3
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Common Stock          8/11/00  S               15,000      D        $29.008         3,135,706(2)         D
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Common Stock          8/11/00  S                5,000      D        $29.008           802,155(2)         I(3)        See Footnote 3
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                                                                                                                       (Page 1 of 3)


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Common Stock          8/16/00  S                3,750      D        $26.50          3,135,706(2)         D
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Common Stock          8/16/00  S                1,250      D        $26.50            802,155(2)         I(3)        See Footnote 3
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Common Stock          8/21/00  S                5,625      D        $27.125         3,135,706(2)         D
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Common Stock          8/21/00  S                1,875      D        $27.125           802,155(2)         I(3)        See Footnote 3
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Common Stock          8/23/00  S               16,200      D        $26.8681        3,135,706(2)         D
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Common Stock          8/23/00  S                5,400      D        $26.8681          802,155(2)         I(3)        See Footnote 3
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Common Stock          8/24/00  S               15,000      D        $27.3313        3,135,706(2)         D
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Common Stock          8/24/00  S                5,000      D        $27.3313          802,155(2)         I(3)        See Footnote 3
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Common Stock          8/25/00  S                  200      D        $26.25          3,135,706(2)         D
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Common Stock          8/28/00  S                6,075      D        $26.884         3,135,706(2)         D
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Common Stock          8/28/00  S                2,025      D        $26.884           802,155(2)         I(3)        See Footnote 3
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Common Stock          8/29/00  S               18,100      D        $27.887         3,135,706(2)         D
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Common Stock          8/29/00  S                6,900      D        $27.887           802,155(2)         I(3)        See Footnote 3
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*If the  Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Print or Type Response)

                                                                                                                       (Page 2 of 3)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of     2.Conversion  3.Trans-   4.Transaction    5.Number of      6.Date Exercisable and 7.Title and Amount    8.Price of
  Derivative     or Exercise   action     Code (Inst.8)    Derivative       Expiration Date        of Underlying         Derivative
  Security       Price of      Date                        Securities       (Month/Day/Year)       Securities            Security
  (inst. 3)      Derivative    (Month/                     Acquired (A) or                         (Inst. 3 and 4)       (Inst. 5)
                 Security      Day/                        Disposed of (D)
                               Year)                       (Inst. 3, 4,
                                                           and 5)
                                         -------------------------------------------------------------------------------------------
                                         Code    V        (A)   (D)         Date Exer-   Expir-    Title   Amt or
                                                                            cisable      ation             # of
                                                                                         Date              Shares
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9.Number of        10.Ownership      11.Nature of
  Derivative          Form of           Indirect
  Securities          Derivative        Beneficial
  Beneficially        Security:         Ownership
  Owned at            Direct (D)        (Inst. 4)
  End of Month        Indirect (I)
  (Inst. 4)           (Inst. 4)

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Explanation of Responses:

(1) Such amount represents the balance of shares held by Mr. Bailye pursuant to the Issuer's 401(k) plan.

(2)  Such  amount has been adjusted to  reflect an error in calculation from Mr.
     Bailye's Form 4 filed for July, 2000.

(3) These shares were sold by Carinya Holdings Company ("Carinya"). Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye's wife and trusts for the benefit of each of their two minor children, as general partners. The trustees of such trusts are Mr. Bailye's parents and Mrs.
     Bailye's parents, respectively, as general partners. Mr. Bailye disclaims beneficial ownership of the shares owned of record by Carinya, except to the extent of the two 10% partners' interests therein owned by Mr. Bailye and his spouse, respectively. Such amount also includes 84,000 shares held by the Bailye Family Foundation (the "Foundation"). The Foundation is a trust established exclusively to provide financial support for charitable organization which are intended to be tax-exempt institutions under Section
     501(c)(3) of the Internal Revenue Code of 1986, amended. Mr. Bailye and his spouse constitute two of the three trustees of Foundation.

                                                                                    /s/ John E. Bailye                  9/8/00
                                                                                -------------------------------       --------------
                                                                                **Signature of Reporting Person          Date

     **  Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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     Note: File three copies of this Form, one or which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.                                                    (Page 3 of 3)
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